CARDLYTICS, INC.

675 Ponce de Leon Avenue NE, Suite 4100

Atlanta, Georgia 30308

(888) 798-5802

February 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cardlytics, Inc.

Registration Statement on Form S-3

File No. 333-276738

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-276738) (the “Registration Statement”) to become effective on Friday, February 9, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Mark Ballantyne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084, or, in his absence, Trey Reilly of Cooley LLP at (212) 479-6502.

Very truly yours,

CARDLYTICS, INC.

By:	/s/ Nick Lynton
Name:	Nick Lynton
Title:	Chief Legal and Privacy Officer

cc:	Mark Ballantyne, Cooley LLP

Trey Reilly, Cooley LLP